

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Mail Stop 3030

February 25, 2009

Via U.S. Mail and Facsimile 847-956-6050

Laurence C. Mead
Vice President/Manufacturing and Development,
 Chief Financial Officer and Chief Accounting Officer
Biosynergy, Inc.
1940 East Devon Avenue
Elk Grove Village, IL 60007

> **Re: Biosynergy, Inc.**
> **Form 10-KSB for the Fiscal Year Ended April 30, 2008**
> **Filed July 29, 2008**
> **File No. 000-12459**

Dear Mr. Mead:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your Form 10-KSB in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended April 30, 2008

Item 8A. Controls and Procedures

1.   The disclosure in this section is unclear and may be confusing to an investor. For example we note that management performed its assessment of disclosure controls and procedures, and not its assessment of internal control over financial reporting, in accordance with COSO. Similarly, while we note disclosure of the Audit Committee's periodic meetings with management to review the manner in which they are performing their responsibilities and to discuss auditing, internal accounting controls and financial reporting, we note no discussion of management having undertaken and completed the assessment required by Item 404(a) of Sarbanes-Oxley.

As such, it does not appear that your management has performed its assessment of internal control over financial reporting as of April 30, 2008. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting, including a clear and definite statement on management's conclusion as to whether internal controls over financial reporting were effective or were not effective at April 30, 2008.

In performing your evaluation, you may find the following documents helpful:

- the Commission's release Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

- the Commission's release Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: http://www.sec.gov/info/smallbus/404guide.shtml).

Please note that the failure to perform management's assessment adversely affects the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

2. In addition, please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate. In particular, please consider the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and <u>reported</u> within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. In light of these facts, please explain how you could conclude that disclosure controls and procedures were effective. Alternatively, please amend the 10-KSB to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that DC&P were not effective as of the end of the fiscal year.

3. We note your disclosure that "[b]ased upon that evaluation, the Company's Chief Executive Officer and the Company's Chief Accounting Officer conclude that the Company's disclosure controls and procedures are effective in timely alerting them to material information related to the Company required to be included in the Company's periodic SEC filings." The language that is currently included after the word "effective" in your disclosure appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act. Please remove the language in your future filings, including the amended 10-K, or revise the disclosure so that the language that appears after the word "effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).

4. We note your disclosure that "[t]here have been no significant changes in the Company's internal controls or in other factors that could significantly affect internal controls <u>subsequent to the date the Company carried out its evaluation</u>." To the extent that your disclosure was provided to address Item 308(c) of Regulation S-K, you are required to disclose any change that occurred during the

quarter that materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please note that the need for disclosure is not limited to significant changes that could affect your internal control over financial reporting subsequent to the date of your evaluation. Please correct the disclosure in future filings, including any amendments, to address all changes for the appropriate period or advise us.

Financial Statements

Note 7. Related Party Transactions

5.   Please tell us and disclose in future filings how you account for your 30.1% investment in F.K. Suzuki International, Inc. Tell us the amount of your investment as of April 30, 2008. If you account for that investment using the equity method of accounting, please discuss you conclusions that separate audited financial statement of the investee were not required in this 10-K pursuant to Rule 3-09 of Regulation S-X.

Exhibits 31.1 and 31.2

6.   In future filings, including any amendments, please ensure that the certification required by Exchange Act Rule 13a-14(a) is consistent with the required wording of Item 601(b)(31) of Regulation S-B. For example, we note that in paragraph one you added the phrase ", small business issuer" to the end of the paragraph; in seven separate instances in each of the second, third and fourth paragraphs you replaced the word 'report' with the words 'Annual Report'; in the third paragraph you used 'issuer' instead of 'small business issuer'; in the fourth paragraph you added the word 'we' near the end of the paragraph; in paragraph 4(a) you replaced the phrase 'disclosure controls and procedures' with 'controls and procedures'; you omitted the word 'and' at the end of paragraph 4(d); and you added a new paragraph 4(e) and its wording.

7.   Further, with respect to your October 31, 2008 Form 10-Q, we noted similar items in the certifications. Please revise future filings, including any amendments, to ensure that the certifications required by Exchange Act Rule 13a-14(a) are consistent with the required wording of Item 601(b)(31) of Regulation S-K. For example, we note that in seven separate instances in each of the second, third and fourth paragraphs you replaced the word 'report' with the words 'quarterly report'; you replaced the word 'registrant's' and 'registrant' with the words 'small business issuer's' and 'small business issuer' in the fourth and fifth paragraphs; in the fourth paragraph you used the phrase '(as defined in Exchange Act Rules 13a-15f) and 15d-15f)' instead of (as defined in Exchange Act Rules 13a-15(F) and 15d-15(f))'; you did not label paragraph 4(b) with a '(b)'; and at the end of paragraph 5 you changed 'functions' to 'function'.

As appropriate, please amend your Form 10-KSB and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 or me at (202) 551-3671 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Martin James
Senior Assistant Chief Accountant